UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .
Commission file number 001-13619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BROWN & BROWN, INC.
220 SOUTH RIDGEWOOD AVENUE
DAYTONA BEACH, FLORIDA 32114

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Investment Committee of the Brown & Brown, Inc., Plan Administrator
and Participants
Brown & Brown, Inc. Employee Savings Plan and Trust
Daytona Beach, Florida
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employee Savings Plan and Trust (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2007.

Norcross, Georgia

June 25, 2018

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS
CASH	$16	$1,532
INVESTMENTS:
Participant directed—at fair value:
Registered investment companies (mutual funds)	545,212,704	413,511,719
Pooled separate account	51,804,442	53,672,164
Employer common stock fund	35,672,514	32,099,084
Personal choice retirement account	15,104,736	12,313,018
Total investments, at fair value	647,794,396	511,595,985
RECEIVABLES:
Notes receivable from participants	12,581,685	10,829,432
Employer contributions	0	940,549
Participant contributions	0	621
Total receivables	12,581,685	11,770,602
NET ASSETS AVAILABLE FOR BENEFITS	$660,376,097	$523,368,119
See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017

ADDITIONS:
Investment income:
Dividend income	$23,672,504
Interest income	561,288
Other income	2,128,294
Net appreciation in fair value of investments	61,457,413
Total investment gain	87,819,499
Interest on note receivable from participants	470,328
Contributions:
Participants	37,619,935
Employer	19,227,085
Rollovers from other qualified plans	14,028,825
Total contributions	70,875,845
Total additions	159,165,672
DEDUCTIONS:
Benefits paid to participants	42,131,651
Administrative expenses	776,638
Total deductions	42,908,289
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	116,257,383
ASSETS TRANSFERRED IN AS A RESULT OF PLAN MERGER	20,750,595
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	523,368,119
NET ASSETS AVAILABLE FOR BENEFITS —End of year	660,376,097
See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

1.	DESCRIPTION OF THE PLAN
The following brief description of the Brown & Brown, Inc. Employee Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General -The Plan is a defined contribution plan. Substantially all employees who are at least 18 years of age and who are expected to complete a year of service (1,000 hours) are eligible to participate in the Plan effective the first full payroll period after one month of service. The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the “Employer”) in its efforts to attract and retain employees by enabling eligible employees who are U.S. citizens with the opportunity to invest a portion of their annual compensation in the Plan, augmented by employer contributions, to supplement the employees’ retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Benefit Payments -Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.
Administration -The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan document, such as provisions for allocations to participants’ accounts, vesting, benefits and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits Web site accessible to employees of the Employer or from the Administrator. Schwab Retirement Plan Services, Inc. (“Schwab”) serves as the recordkeeper of the Plan and Charles Schwab Trust Company, a division of Charles Schwab Bank (the “Trustee”) serves as the trustee of the Plan.
Administrative Expenses - All investment-related expenses are charged against Plan earnings or are paid by the Plan. Administrative expenses for recordkeeping, accounting and legal are paid by the Plan. All other expenses are paid by the Employer.
Contributions - Participants may elect to contribute, subject to certain limitations, any percentage of annual compensation as contributions to the Plan, up to the allowable limits specified in the Internal Revenue Code of 1986, as amended (“IRC”). The Employer makes a fully vested safe harbor matching contribution for each participant equal to the sum of (1) 100% of the participant’s elective deferrals that do not exceed 3% of compensation for the allocation period, plus (2) 50% of the participant’s elective deferrals that exceed 3% of compensation for the allocation period but do not exceed 5% of compensation for the allocation period.
The Plan permits the Board of Directors of the Employer to authorize discretionary profit-sharing contributions. No profit-sharing contributions were made in 2016 and 2017.
Vesting -Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employer matching contributions for plan years beginning before January 1, 2014, and for discretionary profit-sharing contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited Service	Vested Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100
As a result of an Internal Revenue Service ruling policy, the Plan was amended effective January 1, 2015, to provide that the forfeited balances of terminated participants’ non-vested accounts would not be available to reduce the Employer’s safe harbor matching contributions unless the IRS specifically provides for such use of forfeitures in formal guidance of general applicability. On January 18, 2017, the IRS issued proposed regulations that permit such use of forfeitures, and provided that taxpayers may rely on the proposed regulations for periods preceding the issuance of final regulations. As of December 31, 2016 and 2017, forfeited employee amounts available to offset future Employer contributions and to offset future Plan expenses totaled approximately $270,000 and $743,200, respectively. For the Plan years 2016 and 2017, forfeiture amounts of $132,882 and $743,162, respectively, were used to offset Employer contributions and Plan expenses.
Investment Income and Expenses -Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not paid by the Employer and not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration each participant’s contributions and distributions.
The agreement between the Trustee and the Plan includes a revenue-sharing arrangement whereby the Trustee shares revenue generated by the Plan in excess of the Trustee’s fee. These deposits are included in the “Other Income” amount in the Statement of Changes to Net Assets Available for Benefits. These funds are used to pay other Plan expenses, with any remaining amounts being reallocated to participants. During 2017, revenue of $226,762 was deposited into the Plan related to this revenue-sharing arrangement. At December 31, 2017 and 2016, $ 48,984 and $53,025, respectively, was available to be reallocated or pay Plan expenses. For the Plan year ended December 31, 2017, Plan expenses of approximately $180,000 were paid by these funds.
Notes Receivable from Participants -A participant may borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time, with a limited exception for grandfathered outstanding loans transferred to the Plan as a result of mergers of plans maintained by acquired companies. Loans, which are repayable each pay period for periods ranging generally up to five years (and up to 15 years for the purchase of a principal residence), are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the prime rate plus 1%, determined at the time the loan is approved. As of December 31, 2017, interest rates applicable to such loans ranged from 4.25% to 9.25%.
Plan Merger - On November 15, 2017, the Plan merged with the previously frozen Wright Risk Management Company LLC 401(k) Profit Sharing Plan (Wright Plan). As a result of the merger, the fair market value of assets totaling $20,750,595 were transferred into the Plan.

2.	SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates -The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Basis of Accounting -The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expenses when they are incurred. No allowance for credit losses was recorded as of December 31, 2017 and 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits - Benefits are recorded when paid.
Notes Receivable - Participant loans are recorded as “Notes Receivable from Participants” and are measured at their unpaid principal balance plus any accrued but unpaid interest in the statements of Net Assets Available for Benefits as of December 31, 2017 and 2016. No allowance for credit losses was recorded as of December 31, 2017 and 2016. Defaulted participant loans are reclassified as distributions based upon the terms of the Plan documents.
Valuation of Investments -The Plan’s investments in money market funds, mutual funds and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. The fair value of the Brown & Brown stock fund is measured using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value. This non-pooled separate investment account is deemed to be Level 1 investment. The fair value of the pooled separate accounts is based upon the net asset value (“NAV”) of the underlying assets as determined by the Trustee’s valuation. NAV is used as a practical expedient. The contract value of participation units owned in the pooled separate accounts is based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as investments held during the year.
Participant Loans- Participant loans are valued at cost, which approximates fair value.

3.	INVESTMENTS
Fair Value Measurements-The Plan adopted a fair value measurement method that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those utilized by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level within the fair value hierarchy the Plan investment assets and investment liabilities as of December 31, 2017 and 2016. As required by Accounting Standards Codification Topic 820-Fair Value Measurement and Disclosures, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds);	$545,212,704	$—	$—	$545,212,704
Employer common stock fund	35,672,514	—	—	35,672,514
Personal choice accounts	12,513,857	2,590,879	—	15,104,736
Total investments at fair value	$593,399,075	$2,590,879	$—	$595,989,954

Pooled separate account, measured at net asset value*	—	—	—	51,804,442
Total investments at fair value	$—	$—	$—	$647,794,396

	Investment Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds);	$413,511,719	$—	$—	$413,511,719
Employer common stock fund	32,099,084	—	—	32,099,084
Personal choice accounts	9,968,087	2,344,931	—	12,313,018
Total investments at fair value	$455,578,890	$2,344,931	$—	$457,923,821

Pooled separate account, measured at net asset value*	—	—	—	53,672,164
Total investments at fair value	$—	$—	$—	$511,595,985
*Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits. The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2017 and 2016, respectively.

	Fair Value 12/31/17	Fair Value 12/31/16	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled separate accounts	$51,804,442	$53,672,164	N/A	Daily	12 months

Risks and Uncertainties and Concentrations-Investments -The Plan invests in various investment securities. The Vanguard Institutional Index Fund represents approximately 15% of the Plan’s total investments at December 31, 2017. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4.	INVESTMENT PROGRAMS
As of December 31, 2017, contributions to the Plan were invested in one or more of various investment fund options, including money market funds, mutual funds and an Employer stock fund, at the direction of each participant. The Plan also allows participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which enables each participant to self-direct his or her money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 additional mutual funds. The Charles Schwab & Co. Personal Choice Retirement Account is presented as “self-directed investments” in the accompanying statements of net assets available for benefits.
One investment in the Plan is a guaranteed pooled separate account managed by Wells Fargo Bank called the Stable Return Fund G (the “Stable Return Fund”), which invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics. The Stable Return Fund investment in each contract is presented at fair value. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract, which is provided by a security-backed contract issuer, is the present value of the difference between the current wrapper fee and the contracted wrapper fee.

5.	PARTY-IN-INTEREST TRANSACTIONS
The Plan’s investments include the Brown & Brown, Inc. common stock fund, which represents party-in-interest transactions that qualify as exempt prohibited transactions. Additionally, through the personal choice retirement account, certain investments are managed by affiliates of the Trustee of the Plan.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

7.	FEDERAL INCOME TAX STATUS
The Plan has received a favorable determination letter from the Internal Revenue Service dated November 16, 2015, relating to the qualification of the Plan under Section 401(a) of the IRC. The Plan’s management believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and regulations issued thereunder and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt
Accounting principles generally accepted in the U.S. require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2017

(a) Type	(b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Participant directed:
	Mutual funds:
		American Beacon Small Cap Value Fund	**	$14,891,371
		American Funds Europacific Growth Fund	**	21,793,249
		Dodge & Cox Income Fund	**	45,285,055
		Harbor Capital Appreciation Fund	**	54,701,688
		Invesco Growth and Income Fund	**	56,663,046
		JP Morgan Mid Cap Value Fund	**	16,635,715
		Loomis Sayles Small Cap Growth Fund	**	11,725,709
		Principal Diversified Real Fund	**	7,632,198
		Schroder International Multi Cap Value Fund	**	26,507,653
		Vanguard Inflation-Protected Security Investors Fund	**	18,606,994
		Vanguard Institutional Index Fund	**	100,291,191
		Vanguard Mid Cap Growth Fund	**	10,584,638
		Vanguard Mid Cap Index Fund	**	20,668,408
		Vanguard Small Cap Index Fund	**	14,438,187
		Vanguard Target Retirement 2015 Fund	**	4,119,213
		Vanguard Target Retirement 2020 Fund	**	10,172,313
		Vanguard Target Retirement 2025 Fund	**	11,693,030
		Vanguard Target Retirement 2030 Fund	**	12,684,904
		Vanguard Target Retirement 2035 Fund	**	8,548,834
		Vanguard Target Retirement 2040 Fund	**	5,721,757
		Vanguard Target Retirement 2045 Fund	**	6,459,110
		Vanguard Target Retirement 2050 Fund	**	5,367,974
		Vanguard Target Retirement 2055 Fund	**	69,351
		Vanguard Target Retirement 2060 Fund	**	73,765
		Vanguard Target Retirement Income Fund	**	2,136,444
		Vanguard Total Bond Market Index Fund	**	24,820,179
		Vanguard Total International Stock Index Fund	**	32,920,728
		Total mutual funds		$545,212,704
	Pooled separate account—at fair value— Wells Fargo Stable Return Fund G			$51,804,442
*	Employer common stock fund—at fair value			$35,672,514
Self-directed:
	Personal choice retirement account:
*		Money market fund—at fair value— Charles Schwab Money Market Funds	**	$1,293,260
		Non-interest-bearing cash	**	$1,642,430
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2017

(a) Type	(b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Personal choice retirement account (continued):
	Corporate common stocks—at fair value:
		AT&T Inc	**	$3,888
		Abattis Bioceuticals	**	853
		Abbvie, Inc	**	20
		Activision Blizzard, Inc	**	35,016
		Advanced Micro Devices, Inc	**	946
		Advaxis Inc New.	**	852
		AK Steel Holding Corp.	**	115,124
		Alamos Gold Inc New	**	3,088
		Alaska Air Group, Inc	**	5,513
		Alibaba Group Hldg A	**	140,013
		Almaden Materials Ltd	**	10,300
		Alphabet Inc CL A	**	163,277
		Alphabet Inc CL C	**	36,624
		Amazon Com Inc	**	730,918
		American Airlines Group	**	32,727
		American Elec Pwr Inc	**	7,357
		American Outdoor Co	**	13,675
		Amtrust Financial Services	**	40,755
		Anavex Life Sciences	**	1,166
		Aphria, Inc.	**	1,947
		Apple Inc	**	361,488
		Arch Cap Group Ltd New F	**	36,308
		Armstrong World Inds	**	12,110
		Aurora Cannabis Inc	**	3,815
		Axon Enterprises Inc	**	15,900
		Baidu Com Inc. ADR	**	23,421
		Bancolumbia S.A. ADR	**	119
		Bank of America Corp	**	355,056
		Berkshire Hathaway B New	**	418,244
		BP PLC ADR	**	159,714
		Broadcom LTD	**	19,268
		C V R Medical Corp	**	135
		Calamp Corp	**	11,787
		Canadian Solar Inc	**	674
		Cannabis Wheaton Inc	**	2,603
		Canopy Growth Corp	**	1,893
		Celgene Corp	**	1,461
		Celcius Holdings Inc New	**	525
		Chesapeake Energy Corporation	**	4,356
		Chimerix Inc	**	2,778
		China Lodging Group	**	24,553
		Cincinnati Financial CP	**	18,420
		Cinedigm Corp	**	6
		Cisco System Inc	**	47,375
		Citigroup Inc	**	765
				(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2017

(a) Type	(b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Personal choice retirement account (continued):
	Corporate common stocks—at fair value:
		Citrix Systems Inc	**	$35,200
		Clean Diesel Tech	**	1,570
		Clearsign Combustion	**	12,600
		Coca Cola Company	**	22,940
		Cogint Inc	**	11,062
		Comcast Corp A	**	29,194
		ConocoPhillips	**	61,751
		Cooper Tire & Rubber Co	**	11,496
		Corning Inc	**	26,931
		Costco Whsl Corp New	**	3,343
		Cray Inc	**	266
		Crispr Therapeutics	**	1,291
		Cytokinetics Inc New	**	16,300
		D R Horton Inc	**	6
		Darden Restaurants Inc	**	4,801
		Deere & Co	**	15,651
		Detour Gold Corp	**	8,712
		Ecare Solutions Inc	**	25,416
		Editas Medicine Inc	**	768
		El Capitan Precious Metal	**	3
		Electronic Cigs Intl New	**	1
		Embraer SA ADR	**	1,197
		Enbridge Energy Partners LP	**	2,762
		Energous Corp	**	33,065
		Energy Fuels Inc. New	**	3,580
		Enterprise Prd Prtners LP	**	7,953
		ETSY Inc	**	10,225
		Exxon Mobil Corporation	**	4,352
		Facebook Inc Class A	**	232,221
		Fireeye Inc	**	2,840
		First Majestic Silver Corp	**	8,176
		FitBit Inc	**	15,462
		FMC Corporation	**	4,733
		Ford Motor Company New	**	81,110
		Freeport McMoran Inc.	**	7,584
		GAP Inc	**	19,993
		General Electric Company	**	32,304
		General Mills Inc	**	21,759
		Glaukos Inc	**	5,130
		Global Payments Inc	**	3,609
		Globalstar Inc	**	2,260
		Gold Fields Ltd New ADR	**	6,979
		GoPro Inc	**	3,785
				(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2017

(a) Type	(b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Personal choice retirement account (continued):
	Corporate common stocks—at fair value:
		Groupon Inc Cl A	**	$765
		Hecla Mining Company	**	4,478
		Home Depot Inc	**	94,765
		Honeywell International	**	7,668
		Hormel Foods Corp	**	962
		HP Inc	**	2,772
		IBM Corp	**	15,342
		Icahn Enterprises LP	**	4,914
		Igambit Inc	**	220
		Ineedmd Hldgs Inc	**	7
		Innocap Inc	**	3,785
		Integrated Device Tech	**	4,460
		Intel Corp	**	938
		Intrexon	**	3,456
		Ionis Pharmaceutical	**	4,527
		IRobot	**	5,369
		Izea Inc	**	7,232
		JP Morgan Chase & Co	**	25,294
		Jamba Inc New	**	13,654
		Johnson & Johnson	**	13,972
		Kemet Corporation	**	1,130
		Kinder Morgan Holdco LLC	**	6,017
		Kite Realty group TR New	**	19,600
		Kroger Co	**	38,622
		Las Vegas Sands Corp	**	83,264
		Lighting Science Group New	**	58
		Limelight Networks Inc	**	203
		Logmein Inc	**	8,280
		Louisiana Pacific Company	**	2,547
		Mankind Corp	**	5,554
		Marsh & McLennan Cos Inc	**	11
		Mastercard Inc	**	75,680
		Mediadata Solutions Inc	**	19,011
		Medical Marijuana Inc	**	3,847
		Medicines Company	**	13,670
		Medtronic Plc	**	3,230
		Memex Inc	**	964
		Merck & Co	**	11,254
		Microchip Technology	**	19,246
		Micron Technology Inc	**	14,392
		Microsoft Corp	**	66,668
		Montana Exploration	**	3
		Morgan Stanley	**	1,064
		Mosaic Co	**	5,132
				(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2017

(a) Type	(b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Personal choice retirement account (continued):
	Corporate common stocks—at fair value:
		Naspers Ltd	**	$22,640
		Neah Power Systems N	**	1
		Netflix Inc	**	163,550
		New Gold Inc	**	1,477
		Next Generation Mgmt	**	10
		Nike Inc	**	5,016
		Noble Corp Plc	**	8,498
		Nordic American Tanker Shipping	**	2,460
		Nordic American Offshore	**	58
		North European Oil Realty TR	**	20,880
		NRG Energy Inc New	**	187
		Nuance Communications Inc	**	9,810
		Nvidia Corp	**	58,050
		NW Biotherapeutics New	**	70
		Ollies Bargain Outlet	**	5,325
		Omega Healthcare Invs Inc	**	24,648
		Overstock Com Inc	**	25,560
		Palo Alto Networks	**	580
		Pan American Silver CP F	**	5,685
		Pareteum Corporation	**	4
		Patriot National Inc	**	37
		Payment Data Systems Inc	**	3,263
		PayPal Hldgs Inc	**	45,644
		Penny J C Co Inc	**	1,580
		Pfizer Incorporated	**	14,488
		Philip Morris Intl Inc	**	61,070
		Phillips 66	**	7,586
		Platinum Grp Metals	**	912
		Potash Corp of Saskatchewan Inc	**	41,300
		Potlatch Corporation New	**	2,545
		Precious Investments	**	106
		Pretium Resources F	**	4,564
		Proctor & Gamble	**	3,395
		Progenics Pharmaceuticals	**	167
		Prospect Energy Corp	**	7,499
		Ralph Lauren Corp CL A	**	15,554
		Rayonier Inc	**	2,359
		Redhat Inc	**	10,208
		Revolution Lighting	**	28,788
		Riot Blockchain Inc	**	2,840
		Rite Aid Corporation	**	1,970
		Roku Inc CL A	**	7,871
		Schlumberger LTD	**	13,478
		SeaWorld Entertainment	**	1,601
		Shopify Inc	**	707
				(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2017

(a) Type	(b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Personal choice retirement account (continued):
	Corporate common stocks—at fair value:
		Sina Corporation	**	$10,031
		Sirius XM Holdings Inc	**	114
		Skechers U S A Inc	**	26,488
		Snap Inc CL A	**	24,910
		Southwest Airlines Co	**	19,635
		Spectrum Pharms Inc	**	1,895
		Spirit Airlines	**	2,243
		Sprint Corporation	**	77
		Square Inc	**	12,551
		Starwood PPTY Trust	**	10,227
		Stratasys Ltd	**	2,994
		Stryker Corp	**	6,194
		Superconductor Techs	**	1,733
		Supreme Pharma New	**	456
		Synchrony Financial	**	7,722
		Tableau Software Inc	**	19,722
		Tellurian Investment	**	2,240
		Tencent Holdings New Ord F	**	5,197
		Terra Tech Corp	**	387
		Tesaro Inc	**	22,789
		Tesla Motors Inc	**	61,959
		Titan International Inc	**	88,762
		Transenterix Inc New	**	4,053
		Turtle Beach Corp	**	1,078
		Twilio Inc	**	11,800
		Twitter Inc	**	182,404
		Under Armor Inc CL A	**	26,640
		Unitedhealth Group Inc	**	17,637
		USG Corp New	**	38,560
		Valeant Pharma Intl	**	83,536
		Valero Energy Corp New	**	910
		Verizon Communications	**	39,861
		Vipshop Holdings Ltd ADR	**	11,720
		Visa Inc Cl A	**	79,814
		Vista Outdoor Inc.	**	729
		Weibo Corp ADR	**	1,035
		Wheaton Precious Metals	**	9,029
		Wynn Resorts	**	16,859
		Yelp Inc Class A	**	12,588
		Zynga Inc	**	3,000
		58.Com Inc ADR	**	11,455

		Total corporate common stocks		$5,796,316

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2017

(a) Type	(b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Personal choice retirement account (continued):
	Mutual funds:
		AB Large Cap Growth A	**	$14,256
		Aberdeen Asia Pac Income	**	12,007
		American Funds Washington Mutual F-1	**	21,373
		American Century One Choice 2025 Inv	**	67,153
		American FD New World Fund Class F3	**	5,490
		American FD New World Fund Class F	**	10,828
		AMG MGRS Doubleline Core Plus BD I	**	29,807
		AMG MGRS Doubleline Core Plus BD N	**	11,565
		AMG Yacktman Fund Service Class.	**	10,358
		AMG Yacktman Focused Fund Service Class	**	20,884
		AQR Managed Futures Strategy I	**	16,168
		AQR Managed Futures Strategy Fund CL N	**	8,891
		AQR Multi Strategy AFD CL I	**	15,207
		AQR Multi Strategy Alternatives Fund	**	7,963
		Artisan Global Eqty Fd Inv	**	27,309
		ASA Bermuda Ltd	**	8,037
		Blackrock Low Duration Bond I	**	15,859
		Brown Advisory Growth Equity Investor	**	20,951
		Brown Advisory Small Cap	**	5,202
		Buffalo Discovery Fund	**	10,525
		Carillon Reams Uncond BD FD CL I	**	31,452
		Carillon Scout Mid Cap	**	5,047
		Causeway Intl Value Fund CL Inv	**	12,809
		Champlain Small Company Fund Adv CL	**	24,687
		Chatham Lodging Trus REIT	**	14,587
		Clearbridge Large Cap Growth FD CL I	**	135,463
		DNP Select Income Fund	**	61,875
		Dodge & Cox Intl Stock Fund	**	26,334
		Doubleline Income Solutions	**	12,413
		Doubleline Infrastruct Income FD N	**	5,996
		Doubleline Total Return Bond Fund N	**	16,281
		Fidelity Real Estate Income	**	16,365
		FMI Large Cap Fund	**	29,822
		FMI Large Cap Fund Inst	**	37,035
		Free Market Intl Equity FD Inst CL	**	135,485
		Free Market US Equity FD Inst CL	**	174,232
		GAMCO Global Gold Natural	**	11,795
		Glenmede Large Cap Growth Fund	**	4,897
		Guggenheim Floating RT Strategies P	**	12,457
		Harbor Capital Appreciation Fund Investor CL	**	18,385
		Harbor Capital Appreciation Fund Instl	**	24,570
		Janus Flexible Bond Fund Class T	**	31,808
		Janus Henderson Global Value T	**	11,749
				(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2017

(a) Type	(b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Personal choice retirement account (continued):
	Mutual funds:
		JHancock3 Intl Growth CL I	**	$43,631
		Matthews Japan Fund	**	22,521
		Metropolitan West Total Return BD M	**	9,988
		Metropolitan West Total Return I	**	29,863
		MFS Growth Fund CL I	**	45,052
		MFS International Diversification CL I	**	79,352
		MFS Value Fund CL I	**	110,483
		Oakmark International Fund I	**	33,523
		Oberwies Micro Cap Port	**	11,024
		Parnassus Endeavor Fund	**	12,506
		PIMCO All Asset All Authority Instl	**	43,178
		PIMCO All Asset All Authority CL D	**	3,583
		PIMCO Income D	**	42,918
		Principal Real Estate I	**	602
		Prudential Jennison Health Sciences A	**	11,240
		RBB Free Market Fixed Income FD Inst	**	94,974
		Risk Pro Aggressive 30 Plus Fund CL R	**	246,254
		Risk Pro Dynamic 15 to 25 Fund CL R	**	115,651
		Risk Pro Pfg Aggressive 30 Plus Fund CL R	**	260,701
		Risk Pro Pfg Bal 20 to 30 Fund CL R	**	143,869
		Risk Pro Pfg Equity 30 Plus Fund CL R	**	281,270
		Risk Pro Pfg Global 30 Plus Fund CL R	**	275,048
		Risk Pro Pfg 30 Plus Fund CL R	**	115,593
*		Schwab Fundamental Intl Sm Co Index	**	138
*		Schwab Fundamental US Small Co Index	**	27,194
*		Schwab Fundamental Clbl Real Estate Index	**	104
*		Schwab Health Care Fund	**	100
*		Schwab International Core Equity Fund	**	31,311
*		Schwab S & P 500 Index Fund - Select S	**	107,875
		Seafarer Overseas Growth & Income FD Inv	**	8,486
		Shelton Nasdaq 100 Index FD Direct S	**	17,843
		Vanguard Global Equity Fund Investor	**	23,371
		Vanguard Inflation Protected Sec Fund	**	12,063
		Vanguard Total Stock Market Index FD I	**	14,250
		Vanguard Wellesley Income Admiral SH	**	195,402
		Vaughan Nelson Value Opportunity Y	**	80,329
		Walthausen Small Cap Value Fund	**	35,184

		Total mutual funds		$3,781,851

				(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2017

(a) Type	(b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Personal choice retirement account (continued):
	Unit Trusts:
		Advisorshares Vice E	**	$3,932
		Ark ETF TR	**	18,428
		Barclays Bank PLC	**	11,414
		Bitcoin Investment T	**	50,400
		Claymore Exch Traded FD	**	5,736
		Consumer Discret Select Sector SPDR ETF	**	15,297
		Consumer Staples Select Sector SPDR ETF	**	20,936
		Direxion All Cap Insider Sentmnt ETF	**	8,300
		Direxion Shares ETF	**	8,638
		Energy Select Sector SPDR ETF	**	38,257
		ETF Managers Tr	**	6,328
		ETF Managers Tr	**	3,489
		ETFS Bloomberg All Commodity	**	21,469
		ETFS Physical Silver Tr	**	826
		First Tr Exchange Traded FD	**	5,844
		First Tr Exchange Traded Alpha FD I	**	18,714
		First Trust Nasdaq C	**	4,626
		First Trust Value Line Dividend ETF	**	15,430
		Global X ETF	**	27
		Global X Lithium ETF	**	7,752
		Global X Mlp & Energy Infra ETF	**	17,368
		Global X MLP ETF	**	118
		Global X Uranium ETF	**	3,010
		Guggenheim S & P 500 Equal Weight ETF	**	25,258
		Healthcare Select Sector Spdr ETF	**	21,828
		Horizons Nasdaq 100	**	24,531
		Industrial Select Sector SPDR ETF	**	71,130
		Innovator IBD 50 ETF	**	79,632
		iShares China Large Cap	**	4,617
		iShares Core MSCI Emerging Markets	**	11,369
		iShares Home Construction Index Fund	**	27,063
		iShares MCSI Bric ETF	**	4,449
		iShares MCSI EAFE	**	49,462
		iShares MSCI EAFE Minimum Volatility ETF	**	15,326
		iShares MSCI Emerging Markets Minimum Volatility ETF	**	58
		iShares MSCI EMU Index Fund	**	32,058
		iShares Nasdaq Biotechnology	**	6,406
		iShares Russell Mid Cap Value	**	23,536
		iShares Russell 2000 Index Fund	**	20,277
		iShares S & P North America Tech Software	**	15,457
		iShares S & P 500 Growth	**	11,458
		iShares Select Dividend Index Fund	**	49,280
		iShares TR Goldman Sachs	**	13,585
		iShares US Aerospace & Defense	**	65,839
		iShares US Technology ETF	**	42,971
		Kraneshares ETF	**	4,822
				(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2017

(a) Type	(b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Personal choice retirement account (continued):
	Unit Trust:
		Pimco Enhanced Short Maturity Active ETF	**	$13,101
		PowerShares Dynamic Building & Construction	**	8,670
		PowerShares ETF FD T	**	3,080
		PowerShares ETF TR II	**	5,600
		PowerShares Exchange Traded FD TR	**	17,810
		PowerShares KBW ETF	**	17,705
		PowerShares Preferred ETF	**	596
		PowerShares QQQ ETF	**	108,342
		PowerShares Senior Loan ETF	**	6,525
		PowerShares Variable RTE Preferred ETF	**	26
		ProShares Ultra NASDAQ Fund	**	5,102
		ProShares Ultra Vix	**	222,374
		ProShares Ultra MSCI ETF	**	4,698
		ProShares Ultrashort Euro	**	4,028
		PWRSHR S & P HiDiv	**	42,430
		Real Estate Select S	**	4,612
*		Schwab International	**	3,710
*		Schwab US Broad Market ETF	**	112,518
*		Schwab US Dividend Equity ETF	**	40,936
*		Schwab US Large-Cap Value ETF	**	112
*		Schwab US Mid-Cap ETF	**	20,032
*		Schwab US Small-Cap ETF	**	20,922
*		Schwab US TIPS ETF	**	17,571
		Select Sector Financial	**	91,137
		SPDR S&P Biotech ETF	**	6,535
		SPDR S&P 400 Mid Cap Growth ETF	**	6,219
		SPDR S&P 400 Mid Cap Value ETF	**	6,376
		SPDR S&P 500 ETF	**	102,370
		SPDR Series Trust	**	6,509
		United States Natural Gas	**	3,428
		United States Oil Fund	**	13,463
		Vanguard Dividend Appreciation ETF	**	4,183
		Vanguard Financials ETF	**	14,008
		Vanguard FTSE Developed Markets ETF	**	89,720
		Vanguard FTSE Emerging Markets ETF	**	91,820
		Vanguard Growth ETF	**	34,884
		Vanguard Health Care ETF	**	15,414
				(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2017

(a) Type	(b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Personal choice retirement account (continued):
	Unit Trust:
		Vanguard Industrials ETF	**	$96,100
		Vanguard Information Technology ETF	**	16,473
		Vanguard Mortgage-Backed Sector ETF	**	10,694
		Vanguard REIT ETF	**	20,873
		Vanguard Total Bond Market ETF	**	8,763
		Vanguard Total Stock Market ETF	**	327,043
		Vanguard Value ETF	**	29,960
		Wilshire Micro-Cap ETF	**	1,846
		Wisdomtree Japan Hedged Equity ETF	**	5,810

		Total unit trust funds		$2,590,879

		Total personal choice retirement account		$15,104,736
* Notes Receivables from participants - Various maturities, interest rates from 4.25% to 9.25%				$12,581,685
TOTAL ASSETS HELD FOR INVESTMENT				$660,376,097

*	A party-in-interest (Note 5).
**Cost information is not required to be provided as these investments are participant-directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN AND TRUST

	By:	BROWN & BROWN, INC.

Date: June 25, 2018	By:	/S/ JAMES LANNI
James Lanni
Director of Taxation

EXHIBIT INDEX

Exhibit	Document

22	Consent of Independent Registered Certified Public Accounting Firm